NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

October 21, 2022

VIA EDGAR

Melissa Gilmore

Charles Eastman

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-38638

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

Key Information, page 5

Our Holding Company Structure and Contractual Arrangements with our VIEs, page 3

1.	Please update your disclosure wherever you discuss the HFCAA to reflect that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.

NIO Inc.

October 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure under the sub-section titled “The Holding Foreign Companies Accountable Act” under Item 3 of its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 8).

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange  or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchanges. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong SAR, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2023, if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the mainland of China and Hong Kong SAR. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the ~~Holding Foreign Companies Accountable Act, or the~~ HFCAA~~,~~ in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely registered public accounting firms ~~auditors~~ located in China, or in 2023 if proposed changes to the law are enacted. ~~The~~ Such trading prohibition, or a potential delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

NIO Inc.

October 21, 2022

The Company also respectfully proposes to revise the referenced disclosure under the risk factor titled “Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China, or in 2023 if proposed changes to the law are enacted. Such trading prohibition, or a potential delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on pages 51 and 52).

“The HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC ~~shall~~ will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong SAR, and our auditor is subject to this determination. ~~The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.~~ In May 2022, the SEC conclusively listed NIO Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2023, if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities.

NIO Inc.

October 21, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the mainland of China and Hong Kong SAR. In addition, by the end of 2022, the PCAOB is required to assess whether the mainland of China and Hong Kong SAR each remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. Whether the PCAOB will be able to satisfactorily conduct inspections of ~~our auditor~~  PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.”

In addition, the Company undertakes to ensure that the disclosure in its future filings will reflect the then current regulatory landscape related to the Statement of Protocol, whether its auditor is subject to the PCAOB’s reassessed determinations, and whether and how the HFCAA and related regulations will affect the Company, as appropriate in the circumstances.

2.	Please disclose prominently in Item 3 that you also conduct operations through your consolidated VIE, Prime Hubs. Please also consider adding Prime Hubs to your organizational chart located on page 6.

The Company respectfully advises the staff that the Company does not conduct its operations through Prime Hubs. Prime Hubs is a holding vehicle that was established to facilitate the adoption of the Company’s employee stock incentive plans in which the Company has no equity interests. As disclosed on page F-12 of the 2021 Form 20-F, as of December 31, 2020 and 2021, other than holding certain Class A Ordinary Shares of the Company under the Company’s Prime Hubs Restricted Shares Plan, Prime Hubs did not have any operations, nor any material assets or liabilities. As of the same dates, all restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan had been fully vested. The Company further clarifies that the Company does not plan to rely on Prime Hubs to conduct any business operations going forward. As such, the Company respectfully submits to the Staff that the Company does not believe it is required to add Prime Hubs to its organizational chart in future filings of its annual report on Form 20-F.

NIO Inc.

October 21, 2022

D. Risk Factors, page 25

3.	We note your risk factor and subsequent event disclosures that your vehicle delivery and production have been impacted by the supply chain volatilities. We also note conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Please tell us and address in future filings, the following:

•	Revise to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

•	Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s comment, the Company respectfully proposes to revise the risk factor titled “[w]e are dependent on our suppliers, many of whom are our single source suppliers for the components they supply” in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 25):

“We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.

Each of our vehicle models uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we ~~generally~~ do not maintain long-term agreements with some of our single source suppliers.

NIO Inc.

October 21, 2022

Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles, ~~such as the air suspension system and the steering system,~~ may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us with the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the current global supply constraint of semiconductor chips has negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the JAC-NIO manufacturing plant in Hefei for five working days starting from March 29, 2021. In May 2021, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. In April 2022, we suspended our vehicle production as a result of the component shortages. In July 2022, the production of our ET7 and EC6 was constrained by the short supply of casting parts. In addition, the COVID-19 pandemic has brought substantial supply chain volatilities relating to the components that are essential to our vehicle production. Although the reduced production volume and number of vehicles delivered as a result of supply chain volatilities have not had a material impact on our liquidity and capital resources, our results of operations in these periods have been negatively affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry —Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.” While we have been working closely with supply chain partners to accelerate vehicle production and have been actively seeking alternative sources of supply, our production activity and results of operations may be further impacted should the ~~semiconductor chip~~ components shortage and supply chain volatilities continue. In addition, even if we succeed in locating alternative sources of supply, cooperating with new suppliers will subject us to uncertainties with respect to the reliability of these suppliers and the quality of the components they provide. We cannot assure you that the new sources of component supply will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our vehicles. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.”

NIO Inc.

October 21, 2022

The Company also proposes to revise the risk factor titled “[o]ur revenues and financial results may be adversely affected by any economic slowdown in China as well as globally” in its future Form 20-F filings with additions underlined, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 45):

“Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive ~~substantially all~~ the substantial majority of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China  ~~and globally~~. The growth rate of the Chinese economy has gradually slowed down since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, as we continue to expand our global presence and offer products and services to markets outside China, we expect our results of operations will also be impacted by the global economic conditions ~~and globally~~. The global macroeconomic environment is facing numerous challenges. ~~In addition~~ For example, there is considerable uncertainty over the long-term effects of the previous expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and the ongoing transmission of monetary policy in the United States and Europe. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia, while have not had a direct impact on our business operations and financial results to date, could further raise energy prices, cause supply chain volatilities and disrupt global markets  in general, and may negatively affect our business expansion in Europe and other international markets, which may adversely affect our results of operations and financial results. Regional unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In addition, the COVID- 19 pandemic has negatively impacted the economies of China, the United States and numerous other countries around the world, and is expected to result in a severe global recession. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.”

NIO Inc.

October 21, 2022

B. Business Overview
Power Swap, page 84

4.	We note you have numerous power swap stations. Please describe the cost components of your battery charging and battery swap infrastructures and tell us where each respective component including depreciation is recorded in your financial statements. Additionally, tell us how you finance your fast-charging vans and where the respective cost components are recorded in your financial statements.

The Company respectfully advises the Staff that the cost components of battery charging and battery swap infrastructures primarily include site rental fees, costs of charging and swapping equipment (including battery) and costs of leasehold improvements. These components are recognized and presented in the Company’s financial statements as follows:

•	site rental agreements are recognized as right-of-use assets and lease liabilities on its consolidated balance sheets. Lease expenses for lease payments are recognized as cost of sales on a straight-line basis over the lease terms;

•	Costs of charging and swapping equipment are mainly either purchased or leased from suppliers under operating leases, and are recognized and categorized as Charging & battery swap equipment of Property, plant and equipment, or as right-of-use assets and lease liabilities on its consolidated balance sheets. The purchased equipment is depreciated in cost of sales on a straight-line basis over the estimated useful lives of the equipment. Lease expenses for leased equipment are recognized as cost of sales on a straight-line basis over the lease terms; and,

•	the costs of leasehold improvements are attributable to the work outsourced to third party vendors to customize the power swap stations on the rental sites, the costs of which are recognized and categorized as Leasehold improvements of Property, plant and equipment on its consolidated balance sheets and are amortized to cost of sales on a straight-line basis over the lease terms.

The Company further advises the Staff that it mainly finances its fast-charging vans through its own capital. The cost components of fast-charging vans include the costs of vehicles and charging equipment. Vehicles are purchased from third-party suppliers and are recognized and categorized as Charging & battery swap equipment of Property, plant and equipment on its consolidated balance sheets and are depreciated in cost of sales on a straight-line basis over the estimated useful lives. The Company accounts for the cost components of charging equipment in the same manner as submitted above for battery charging and battery swap infrastructures.

Results of Operations, page 126

5.	We note your discussion of financial results, starting on page 126, that qualitatively discuss multiple factors that impacted these line items in each respective reporting period discussed. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

NIO Inc.

October 21, 2022

The Company respectfully undertakes that it will, in future filings of its annual report on Form 20-F, describe material changes to each line item discussed for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors, to the extent applicable.

The Company respectfully proposes to include the following analysis of specific factors that impacted line items in 2021 as compared with 2020 and to follow such analysis approach for any subsequent periods in future filings of its annual report on Form 20-F:

Years Ended December 31, 2021 and 2020

Revenues

Our revenues increased by 122.3% from RMB16,257.9 million in 2020 to RMB36,136.4 million (US$5,670.6 million) in 2021, primarily attributable to (i) an increase of vehicle delivery volume by 109.1% in 2021 as compared to 2020 mainly due to a more diversified product mix offered to our users, (ii) an increase in the average selling price of our vehicles by 6.0% mainly due to the higher percentage of vehicles sold with long-range batteries, which we offer at a higher selling price, that we started to offer in the second half of 2020; (iii) an increase in revenue from the sales of automotive regulatory credits by RMB395.9 million due to increased sales of credits with higher selling prices; (iv) an increase in other revenue by 175.9%, which was in line with the incremental vehicle sales, and (v) an increase in revenue from battery upgrade services by RMB1,204.2 million, as we launched such service in the second half of 2020.

Cost of sales

Our cost of sales increased by 103.8% from RMB14,384.5 million in 2020 to RMB29,315.0 million (US$4,600.2 million) in 2021, primarily attributable to an increase in cost of vehicle sales by RMB13,260.9 million, which was mainly due to the increase of vehicle delivery volume in 2021.

Gross Profit and Gross Margin

Our gross profit increased significantly from RMB1,873.4 million in 2020 to RMB6,821.4 million (US$1,070.4 million) in 2021. The increase of gross profit compared to 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin.

Gross margin in 2021 was 18.9%, compared with 11.5% in 2020. The increase of gross margin as compared to 2020 was mainly driven by the increase of vehicle margin in 2021.

Vehicle margin in 2021 was 20.1%, compared with 12.7% in 2020. The increase of vehicle margin as compared to 2020 was mainly driven by the economies of scale achieved as a result of vehicle production and delivery volume increase, and higher average selling price primarily due to higher take rate of the long-range battery that we started to offer in the second half of 2020.

NIO Inc.

October 21, 2022

Other sales margin in 2021 was 5.7%, compared with negative 5% in 2020, which was mainly driven by the increase of ~~sales of packages and~~ automotive regulatory credits  with high sales margin.

Research and Development Expenses

Research and development expenses increased by 84.6% from RMB2,487.8 million in 2020 to RMB4,591.9 million (US$ 720.6 million) in 2021, primarily due to increased personnel costs in research and development functions of RMB1,295.9 million as well as the incremental design and development costs of RMB749.4 million for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 74.9% from RMB3,932.3 million in 2020 to RMB6,878.1 million (US$1,079.3 million) in 2021, primarily attributed to (i) increased employee compensation expense of RMB1,206.4 mainly due to increase in personnel headcount in the sales and service functions, (ii) increased marketing and promotional expenses of RMB753.1 million due to an increase in marketing and promotional activities to promote our vehicles, and (iii) increased rental and related expense and professional service expense which totaled RMB560.6 million mainly due to the Company’s sales and service network expansion.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,496.3 million (US$705.6 million) in 2021, representing a slight decrease of 2.4% as compared to a loss of RMB4,607.6 million in 2020.

Interest and Investment Income

We recorded interest and investment income of RMB911.8 million (US$143.1 million) in 2021, representing a significant increase as compared to RMB166.9 million in 2020, primarily due to a significant increase of RMB33,106.8 million in short-term investment.

Interest Expense

Our interest expense increased from RMB426.0 million in 2020 to RMB637.4 million (US$100.0 million) in 2021, primarily due to the conversion premium of RMB363.4 million charged in connection with separately and individually negotiated agreements with certain holders of our outstanding 2024 Notes for early conversion in January 2021, offset by the decrease of interest expense of RMB188.5 million in the remaining period of 2021 for the portion of 2024 Notes that was early converted.

NIO Inc.

October 21, 2022

Share of (Loss)/Income of Equity Investees

We recorded share of income of equity investees of RMB62.5 million (US$9.8 million) in 2021, as compared to share of loss of equity investee of RMB66.0 million in 2020, primarily due to an increase in equity earnings and investment gains related to our equity investments accounted for under the equity method in 2021, including a gain of RMB104.6 million recognized as a result of the dilution of our ownership in one investee as a result of a financing transaction completed by the investee.

Other (Losses)/Income, Net

We recorded other income of RMB184.7 million (US$29.0 million) in 2021, as compared with other losses of RMB364.9 million in 2020, primarily due to foreign exchange adjustments of RMB551.5 million in connection with the movements between the U.S. dollar and the Renminbi.

Income Tax Expense

In 2021, our income tax expense was RMB42.3 million (US$6.6 million), as compared to RMB6.4 million in 2020, primarily attributable to the increased taxable income reported by certain subsidiaries.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB4,016.9 million (US$630.3 million) in 2021, representing a decrease of 24.3% as compared to a net loss of RMB5,304.1million in 2020.

Qualitative and quantitative disclosures about market risk

Inflation, page 164

6.	We note your disclosure about market risk indicating that inflation could affect your operating costs and expenses. Please tell us and update this disclosure in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

In response to the Staff’s comment, the Company respectfully proposes to revise disclosure of inflation under Item 11 of its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2021 Form 20-F, such disclosure would have been on page 164):

NIO Inc.

October 21, 2022

“Inflation

~~To date, inflation in the PRC has not materially impacted our results of operations.~~ According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the PRC in the past, we may be affected in the future if there are higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

As we expand our global presence and offer products and services to markets outside China, we expect the inflationary pressures in Europe and the U.S. to adversely impact our operations. The inflation in Europe and the U.S. may lead to an increase in certain operating costs and expenses, such as employee compensation, office operating expenses and raw material and components costs. Moreover, if China, Europe or other markets that we may expand into experience higher rates of inflation in the future, the purchasing power of our potential customers may decline, and consumer demand for our vehicles in those markets may be suppressed, which could in turn negatively affect our results of operations, financial condition and prospects.”

2. Summary of Significant Accounting Policies

(4) Revenue Recognition
Battery as a Service (BaaS), page F-20

7.	We note your disclosure that under the BaaS, the Group sells battery packs to the Battery Asset Company, on a back-to-back basis when the Group sells the vehicle to the BaaS users and that the promise to transfer the control of the battery packs to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of battery packs. To help us better understand your disclosure, please quantify and describe for us any sales of battery packs to the Battery Asset Company outside of the individual sale of a vehicle. In your response, tell us the revenue line item in which these amounts are recognized and explain how these amounts relate to the sale of goods to Wuhan Weineng Battery Assets Co. Ltd disclosed on page F-52 for each respective period. Additionally, describe the frequency of these supplemental sales and how the amount of battery packs sold to the Battery Asset Company are determined.

The Company respectfully submits that the Group only sells battery packs to Wuhan Weineng Battery Assets Co. Ltd. (“the Battery Asset Company”) on a back-to-back basis when the Group sells the vehicle (without battery pack) to the BaaS users. Therefore, there has been no sales of battery packs to the Battery Asset Company outside of the individual sale of a vehicle (without battery pack). The price of battery packs is determined based on separate negotiation between the Company and the Battery Asset Company.

The Company further advises the Staff that the revenue from the sales of battery packs to the Battery Asset Company is reported as vehicle sales within total revenues in the consolidated statements of comprehensive loss. Such amount is also separately disclosed as a related party transaction as the sale of goods to the Battery Asset Company as disclosed on page F-52.

NIO Inc.

October 21, 2022

Battery Swapping Service, page F-21

8.	We note your disclosure that your "battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of battery packs as the battery packs involved in such swapping are the same in capacity and very similar in performance." To help us better understand your disclosure, tell us how revenues and the related cost of sales are recognized for the batteries used in the swapping service. In your response, please tell us where the batteries made available for this service appear on the balance sheet and which line item includes respective depreciation expense. Additionally, describe your related depreciation method, if material.

The Company respectfully submits that as it disclosed on page 79 and F-21, the battery swapping service provides a recharging experience by swapping the users’ used battery for another charged one. It is therefore, in substance, a charging service instead of a sale of battery or a battery exchange, as neither the users nor the Company identifies any specific battery to be swapped to the users in the swapping service as the battery packs involved in such service are the same in capacity and very similar in performance. Therefore, instead of treating the battery swapping as a nonmonetary sale that involves the sale of a charged battery in exchange for the users’ used battery (which would require the Company to recognize the non-cash consideration of the sale at fair value), the Company recognizes battery swapping service revenue as equal to the service fees it receives from the users. Depending on whether the swapping service is within the monthly free-of-charge quota as promised in the vehicle sales contracts, the service fees are determined either from the release of deferred revenue bifurcated from sales of vehicles or at the cash consideration received from the users for each battery swapping service. The cost of sales for battery swapping services primarily includes electricity costs, swapping personnel costs, depreciation of battery swap equipment (including batteries), amortization of leasehold improvements of the battery swapping stations, and leases expenses related to the battery swapping stations and equipment.

The Company further advises the Staff that the Company establishes and maintains the asset pool of battery packs for the battery swapping services. As the Company considers the battery packs as productive and rotable assets that facilitate the provision of its swapping services, rather than being held for future sale to customers, the Company accounts for the battery packs as Charging & battery swap equipment within the Property, plant and equipment balance sheet caption. The battery packs are depreciated on a straight-line basis over their estimated useful lives of 5 to 8 years with the depreciation recorded as Cost of sales – Other sales.

NIO Inc.

October 21, 2022

10. Long-term investments, page F-32

9.	We note your 19.8% equity interest in the Battery Asset Company which you account for under the equity method. Please provide us your analysis as to whether Battery Asset Company is a variable interest entity (VIE), pursuant to ASC 810-10-15-14. Include in your response the following:

The Company respectfully submits that as included in the response below, the Company has considered the guidance in ASC 810-10-15 when assessing the accounting for its investment in the Battery Asset Company. Based on its analysis, the Company concluded that the Battery Asset Company is not a variable interest entity (“VIE”) since the Battery Asset Company, by design, does not meet any VIE characteristic pursuant to ASC 810-10-15-14. Therefore, the investment in the Battery Asset Company is not accounted for under the guidance in the Variable Interest Entities Subsections of ASC 810-10.

1.	An explanation of the design and purpose of Battery Asset Company;

As the Company disclosed on pages 21 and 91, in August 2020, the Battery Asset Company was established by the Company and three third-party investors, each of whom initially invested RMB200 million and held 25% equity interests, respectively. Subsequent to the formation of the business, the Battery Asset Company received several rounds of equity financing from existing and external investors. As a result of these transactions, as of December 31, 2021, the Company owned approximately 19.84% equity interests in the Battery Asset Company. The Company further advises the Staff that the Battery Asset Company is dedicated to purchasing and owning the batteries which are subscribed by users under the BaaS, and is also conducting research and development of battery-related materials and battery recycling technologies.

2.	The identity of the other shareholders of Battery Asset Company, and a description of the related party relationships;

The Company respectfully submits that the latest shareholders of the Battery Asset Company are as below. Other than being a shareholder of the Battery Asset Company, the Company does not have related party relationship with other shareholders of the Battery Asset Company.

NIO Inc.

October 21, 2022

Shareholder	Percentage of Equity Interest (%)	Background of Shareholder
NIO Holding Co., Ltd.	19.84	A PRC subsidiary of our Company; a strategic investor that specializes in the development, manufacturing and sales of smart electric vehicles
Angel Prosperity Investment HK I Limited	13.02	A Hong Kong limited company; a financial investor
Hubei Science & Technology Investment Group Co., Ltd.	10.91	A PRC company; a strategic investor with investment experience in technology industry
Contemporary Amperex Technology Co., Limited	10.91	A PRC company; a strategic investor that specializes in the manufacturing of batteries
FutureX Innovation SPC (for and on behalf of Special Opportunity Fund X SP)	5.82	A Cayman Islands limited company; financial investor
FutureX Investment I Company Limited	3.35	A Hong Kong limited company; financial investor
Suzhou Yuanxi III Venture Capital Investment Partnership (Limited Partnership)	2.73	A PRC limited partnership; financial investor
Qingdao Ziming Hexing Equity Investment Partnership (Limited Partnership)	10.91	A PRC limited partnership; financial investor
Shandong Weida Machinery Co., Ltd.	8.18	A PRC company; financial investor
Taiping E-Commerce Service Co., Ltd.	4.91	A PRC company; financial investor
Wuhan Qianlong Wuyong Enterprise Management Consulting Partnership (Limited Partnership)	3.93	A PRC limited partnership; employee equity awards platform of the Battery Asset Company
FutureX Phi Limited	0.21	A BVI limited company; financial investor
Xiamen International Trade Industry Development Equity Investment Fund Partnership (Limited Partnership)	1.65	A PRC limited partnership; financial investor
Wuhan Paradise Silicon Valley Hengxin Venture Capital Fund Partnership (Limited Partnership)	0.58	A PRC limited partnership; financial investor
Hefei Paradise Silicon Valley Anbotong Hetai Equity Investment Partnership (Limited Partnership)	0.66	A PRC limited partnership; financial investor
Hangzhou Paradise Silicon Valley Yunpei Equity Investment Partnership (Limited Partnership)	0.74	A PRC limited partnership; financial investor
Shaoxing Keqiao Paradise Silicon Valley Lingxin Equity Investment Partnership (Limited Partnership)	0.66	A PRC limited partnership; financial investor
Changjiang Guanggu New Energy Industry Investment Fund (Hubei) Partnership (Limited Partnership)	0.99	A PRC limited partnership; financial investor

NIO Inc.

October 21, 2022

3.	Your consideration as to whether your guarantee for the default of monthly fee subscription fees or other implicit guarantee was designed to protect equityholders from absorbing expected losses; and

The Company respectfully submits that the guarantee for the default of monthly fee subscription fees was not designed to protect equity holders from absorbing expected losses. The guarantee is provided in connection with the various services the Company provides to the Battery Asset Company together with the sales of battery packs. As disclosed on pages F-20 and F21, the guarantee is provided in furtherance of the BaaS with the amount capped at the accumulated service fees the Group receives from the Battery Asset Company and both service revenue and guarantee liability were immaterial. Therefore, the Company concludes that rather than to protect equity holders from absorbing expected losses of the Battery Asset Company, the guarantee is designed to promote the Company’s business relationship with the Battery Asset Company under their cooperation in the BaaS model with the amount of guarantee as being limited. The Company further advises the Staff that there is no other implicit guarantee provided by the Company to the Battery Asset Company.

4.	To the extent Battery Asset Company is a VIE, provide us your analysis as to the determination of the primary beneficiary (ASC 810-10-25-38A) and consideration for disclosures (ASC 810-10-50).

The Company respectfully submits that it has assessed the investment in the Battery Asset Company under ASC 810-10-15 and concluded that the Battery Asset Company is not a variable interest entity (“VIE”) since the Battery Asset Company, by design, does not meet any of the VIE characteristics pursuant to ASC 815-10-15-14 as detailed below:

•	VIE characteristic 1: insufficient equity investment at risk

Not met. Through several rounds of equity financing from the Company and other third party investors, as of December 31, 2021, the Battery Asset Company has received equity investment from its shareholders totalling RMB1.97 billion, which accounts for a significant portion of the total assets of the Battery Asset Company. The Company therefore concluded that the Battery Asset Company’s total equity investment at risk is sufficient to finance its expected activities and business purpose (as discussed above) without additional subordinated financial support.

NIO Inc.

October 21, 2022

•	VIE characteristic 2: equity lacks decision making rights

Not met. According to the articles of incorporation of the Battery Asset Company, its shareholders, as a group, are entitled to decision making rights through their shareholder voting powers. In addition, the shareholders’ designated directors are empowered to govern and direct the Battery Asset Company’s operations, including its most significant activities which impact its economic performance. There is no other party, other than the shareholders of the Battery Asset Company, that is entitled to such rights. Therefore, the at risk equity investors do not lack decision making rights.

•	VIE characteristic 3: equity with nonsubstantive voting rights:

Criterion 1: The voting rights of some investors are not proportional to their economic interest (i.e., obligations to absorb the entity’s expected losses and rights to expected residual returns).

Not met. According to the articles of incorporation of the Battery Asset Company, each shareholder’s obligation to absorb the expected losses and rights to expected residual returns of the Battery Asset Company are in proportion to the respective shareholder’s equity interest. Shareholder rights to appoint directors of the Battery Asset Company are also determined based on each shareholder’s respective equity interest.

Criterion 2: Substantially all of the entity’s activities either involve or are conducted on behalf of the investor(s) with disproportionately fewer voting rights.

Not met. As discussed above, there are no shareholders of the Battery Asset Company with disproportionately fewer voting rights. In addition, based on the design of purpose of its business, the Battery Asset Company’s activities are self-driven instead of being conducted on behalf of any investor.

•	VIE characteristic 4: lack of obligation to absorb losses.

Not met. According to the articles of incorporation of the Battery Asset Company and giving consideration to transactions between the Battery Asset Company and its shareholders (the Company is not aware of significant transactions between the Battery Asset Company and its shareholders other than those with the Company), its shareholders, as a group, are obligated to absorb the Battery Asset Company’s losses based on their equity interests on a first-dollar loss basis. Based on the Company’s understanding and pursuant to the operative articles of incorporation, all losses incurred by the Battery Asset Company since its inception have been absorbed by its shareholders in proportionate to their respective equity interests.

•	VIE characteristic 5: lack of right to receive residual returns

Not met. According to the articles of incorporation of the Battery Asset Company, its shareholders, as a group, are entitled to the right to receive residual returns of the Battery Asset Company based on their respective equity interests, without the existence of any arrangements to cap the returns of the shareholders.

*           *           *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or the chief financial officer of the Company, Wei Feng, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP